EXHIBIT 99.1

Valneva Shareholders Approve EGM Resolutions Including the Transition to a Board of Directors

Anne-Marie Graffin is appointed as Chair of the Board of Directors

Saint-Herblain (France), December 20, 2023 –Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its shareholders approved the resolutions recommended by the Management Board at its Extraordinary General Meeting (EGM) held on December 20, 2023. These included the immediate transition from the Company’s two-tier governance model to a one-tier model led by a Board of Directors.

During a constitutional post-EGM meeting, Valneva’s former Supervisory Board member Anne-Marie Graffin was elected as Chair of the Company’s new Board of Directors. Ms. Graffin is Vice Chair of Nanobiotix’s Supervisory Board, member of the Sartorius Stedim Biotech Board of Directors and member of Vetoquinol S.A Board of Directors. She has over 20 years of experience in life sciences and was an Executive Committee member at Sanofi Pasteur MSD.

In the same meeting, Thomas Lingelbach was re-appointed as Chief Executive Officer under the new governance model. Mr. Lingelbach will also serve on the Company’s new Board of Directors.

Other members appointed to the Board of Directors included members of the former Supervisory Board: James Sulat, Dr. Kathrin Jansen, Bpifrance Participations (represented by Maïlys Ferrère) and James Connolly. The Company intends to propose additional Board of Directors members to its shareholders at its Annual General Meeting in June 2024.

As previously announced1, Valneva also established an Executive Committee which will be comprised of members of the former Management Board including Thomas Lingelbach (Chief Executive Officer), Peter Bühler (Chief Financial Officer), Franck Grimaud (Chief Business Officer), Dr. Juan Carlos Jaramillo (Chief Medical Officer), Dipal Patel (Chief Commercial Officer), Frederic Jacotot (General Counsel), as well as Vincent Dequenne (Chief Operating Officer). The Company plans to add a Chief People Officer and a Chief Scientific Officer to its Executive Committee in due course.

Anne-Marie Graffin, Chair of Valneva´s Board of Directors, commented, “I would like to thank all departing Supervisory Board members for their contributions and the newly elected Board of Directors members for their trust. Together with my fellow Board members, and the management team, we look forward to delivering on the Company’s ambition and growth trajectory in the interest of all our stakeholders.”

Thomas Lingelbach, Chief Executive Officer of Valneva, commented, “I would like to express my sincere congratulations to Anne-Marie Graffin for her appointment as Chair of Valneva’s new Board of Directors. We are looking forward to the new governance setting which is expected to further improve the effectiveness and efficiency of the Company’s leadership.”

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market two proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the world’s first vaccine against the chikungunya virus, the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Supervisory Board Recommends Transition from a Two-Tier Governance Model to a Board of Directors - Valneva